Exhibit 23(d)(2)

WAIVER/REIMBURSEMENT AGREEMENT

          WAIVER/REIMBURSEMENT AGREEMENT, dated as of March 3, 2008, between SELIGMAN GLOBAL FUND SERIES, INC., a Maryland corporation (the “Series”), on behalf of Seligman Emerging Markets Fund, Seligman Global Growth Fund and Seligman International Growth Fund (each, a “Fund”) and J. & W. SELIGMAN & CO. INCORPORATED, a Delaware corporation (the “Manager”). The Manager hereby agrees to waive its management fee and/or reimburse each Fund’s “other expenses” to the extent set forth in the Series’ prospectuses included in the Series’ Registration Statement filed on or about February 28, 2008 with the Securities and Exchange Commission.

J. & W. SELIGMAN & CO. INCORPORATED	SELIGMAN GLOBAL FUND SERIES, INC.

BY:	BY:

Brian T. Zino	Lawrence P. Vogel

TITLE: President	TITLE: Vice President & Treasurer

DATE: March 3, 2008	DATE: March 3, 2008